Kristin M. Gemski Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203 402-3176 kristin.gemski@prudential.com

September 29, 2017

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Registrant: Prudential Annuities Life Assurance Corporation (“Registrant”) Principal Underwriter: Prudential Annuities Distributors, Inc.
Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3
File Nos. 333-220102; 333-220103; 333-220104; 333-220105; 333-220108; 333-220109;
333-220110; 333-220111; 333-220112; 333-220113; 333-220114; 333-220115
Dear Sir/Madam:
Acceleration of the above-referenced registration statements to October 3, 2017 is hereby requested pursuant to Rule 461 of Regulation C.
Please call me at (203) 402-3176 if you have any questions.
Very truly yours,

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

/s/ Kristin M. Gemski
Kristin M. Gemski
Vice President

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

/s/Michael A. Pignatella
Michael A. Pignatella
Vice President